VIA ELECTRONIC TRANSMISSION
---------------------------
AND FEDERAL EXPRESS
-------------------

January 24, 2006

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7116
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Rogers Corporation
          Form 10-K for the Fiscal Year Ended January 2, 2005
          Filed March 18, 2005
          Forms 10-Q for the Fiscal Quarters Ended April 3, 2005, July 3, 2005 and October 2, 2005
          File No. 1-4347

Dear Ms. Shah:

     On behalf of Rogers Corporation (the "Company"), set forth below are the responses of the Company to the letter dated December 30, 2005 (the "Comment
Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filings.

     The Company's responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended January 2, 2005
---------------------------------------------------

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------

Liquidity, Capital Resources, and Financial Position
----------------------------------------------------

Comment 1:



CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 2

Please revise future filings to disclose the nature of the transactions that give rise to receivables from joint ventures.

Response 1:

The Company acknowledges this comment and will, in future filings, disclose the nature of the transactions that give rise to receivables from joint ventures.

Note 8 - Income Taxes
---------------------

Comment 2:

We note that you identified a misapplication of SFAS 109 regarding your accounting for deferred income taxes and recorded the cumulative impact during the fourth quarter of 2004. Please provide us the following information:

     o A sufficiently detailed description of your misapplication of SFAS 109 regarding deferred income taxes, including the period(s) that it relates.

     o Your SAB 99 materiality assessment of the quantitative and qualitative factors that support your determination that a restatement of prior periods, including quarterly periods, is not required. This analysis should include the impact to your consolidated statements of income as well your consolidated balance sheets.

Response 2:

The Company recorded a one-time, non-cash adjustment of $5.0 million in the fourth quarter of 2004 as a result of procedures followed during the Company's year-end financial closing process, in which it was determined that the method of accounting for deferred income taxes was not consistent with the provisions of SFAS 109. The adjustment was required to properly state certain deferred income tax accounts for temporary tax differences that had accumulated over many years. The misapplication of SFAS 109 occurred as the Company historically used an income statement approach to determine the adequacy of its deferred tax accounts, which resulted in the accumulation of its deferred tax balances over the course of many years, whereas SFAS 109 requires the Company to perform a reconciliation of each account on the balance sheet and the underlying differences between the tax and book bases of the related balance sheet items. As a result of this determination, the Company concluded that there was a material weakness related to the reconciliation of our deferred tax accounts. This material weakness was disclosed in our 2004 Form 10-K in "Management's Report on Internal Control Over Financial Reporting".

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 3

Once the misapplication of SFAS 109 was identified, the Company implemented a plan to analyze the significant cumulative temporary differences (CTDs) that existed at year-end. To determine which items were significant, the Company reviewed all significant deferred tax activity for 2004, 2003 and 2002. This review included the investigation of all of the Company's significant temporary differences and Form 1120 Schedule M-1 items on its tax returns. The Company also reviewed other areas in which complex tax accounting occurred, such as
acquisitions   and   divestitures.   The  items  that  were  analyzed   included
inventories; property, plant and equipment; intangible assets; deferred compensation; accrued pension cost; other accruals; and post-retirement benefits. In each of these areas, Company representatives and outside tax consulting experts compared book balances to the tax basis of such accounts per the Company's records and determined if an adjustment was necessary in order to properly state the CTD balance at year-end. This exercise resulted in the determination that the Company's deferred tax accounts were misstated by approximately $5.0 million.

Upon completion of this exercise, the Company then attempted to determine the period(s) in which this misstatement arose. The Company believes that a substantial portion of the error occurred prior to 2002 and that no material errors occurred in the 2002-2004 time frame; however, the Company could not determine with specificity when the errors occurred prior to 2002 or to what period they related.

The Company then reviewed the quantitative and qualitative characteristics outlined in SAB 99 to determine the appropriate period in which to record the adjustment. In reaching its conclusions, the Company reviewed the quantitative impact the adjustment had by recording it in the fourth quarter of 2004. The impact of this adjustment on the major financial statement classifications it impacted was as follows (note that these amounts represent the Company's consolidated results in fiscal 2004):

(In thousands,
except per share                                                               Earnings
amounts)                    Revenue        Pre-Tax Income      Net Income      per Share     Equity
                      ------------------ ----------------- ----------------- ------------- -------------
Before adjustment          $365,002           $46,779           $35,098           $2.16       $276,367
After adjustment           $365,002           $46,779           $40,098           $2.45       $281,367

The Company also considered the qualitative characteristics outlined in SAB 99 to evaluate the proper treatment of the misstatement. Such factors included:

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 4

     o    Mask a change in earnings or other trends.
          The adjustment did not impact operating income or pre-tax income and was clearly disclosed in the earnings press release (dated March 3, 2005 and furnished on a Form 8-K dated March 4, 2005, as amended by a Form 8-K/A, also dated March 4, 2005) and the 2004 Form 10-K as a one-time non-cash event.

     o Hides a failure to meet analysts' consensus expectations for the enterprise.
          Prior to the Company's determination that an adjustment to its deferred tax accounts was required and the subsequent announcement of this adjustment, the Company downgraded its fourth quarter 2004 guidance for sales from its initial guidance of $82-$87 million to its updated guidance of $84-$86 million and for EPS from its initial guidance of $0.40-$0.45 to its updated guidance of $0.24-$0.27 per diluted share. Actual fourth quarter results reported sales of $87.3 million and EPS of $0.56, which included $0.29 related to the deferred tax adjustment. Results excluding the $0.29 effect of the tax adjustment were $0.27, which is at the high end of the updated guidance range for EPS. The impact of the tax adjustment was clearly disclosed in both the earnings press release (dated March 3, 2005 and furnished on a Form 8-K dated March 4, 2005, as amended by a Form 8-K/A, also dated March 4, 2005) and in the 2004 Form 10-K and did not hide a failure to meet analysts' expectations.

     o    Change a loss into income or vice versa.
          As highlighted in the quantitative table above, the tax adjustment resulted in additional after-tax income and did not change a loss into income or vice versa.

     o Concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.
          Since the segment footnote in our 2004 10-K only discloses results to the operating income level, this adjustment had no effect on any segment disclosures.

     o    Affect the Company's compliance with regulatory requirements.
          The tax adjustment did not affect the Company's compliance with regulatory requirements.

     o Affects the registrant's compliance with loan covenants or other contractual requirements.
          The adjustment did not affect the Company's compliance with loan covenants or other contractual requirements.

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 5

     o Has the effect of increasing management's compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
          The adjustment did not have any effect on management's compensation, as the Company's Board of Directors specifically determined that the adjustment would not be taken into consideration when considering any bonus or other compensation plans.

     o    Involves concealment of an unlawful transaction.
          The adjustment did not involve the concealment of an unlawful transaction; rather, it was an unintentional misapplication of the provisions of SFAS 109.

Notwithstanding the exhaustive efforts undertaken by the Company, we could not make a definitive determination as to when the error arose and, as a result, could not attribute this error to any one annual or quarterly period. Accordingly, the Company concluded that the appropriate correction of this misstatement should be recorded in the fourth quarter of 2004. This decision was primarily based upon the fact that there was no specific evidence, despite the significant time and effort spent by the Company, as to the periods and amounts for which adjustments should be recorded to correct the balance sheet error that was known to exist at January 2, 2005. This conclusion is also based on consideration of each of the qualitative criteria noted in SAB 99 and the fact that, in the Company's determination, the recognition of this adjustment in the fourth quarter of 2004 would not be material to an investor. The Company also considered whether restatement of opening retained earnings was more appropriate; however, based on the fact that the Company could not definitively determine when the errors occurred, the Company concluded that the recording of the adjustment in the fourth quarter of 2004 was the appropriate treatment. .

This decision was further validated by the investment community, as the Company believes that its fourth quarter 2004 earnings announcement, which included the impact of the deferred tax adjustment, had virtually no effect on the Company's stock price. On the day of the announcement (March 3, 2005), the Company's stock closed at $46.30, as compared to the day before the announcement (March 2, 2005), when it closed at $45.43. In fact, the Company's closing stock price on March 4, 2005, the day after the earnings release, was $42.71, and the closing price on March 10, 2005, one week after the earnings release, closed at $41.91. The Company believes that this decrease was due to the lower than expected earnings projections for the first quarter of 2005. It did not appear that the market had any reaction, either positive or negative, to the announcement of the tax adjustment. In addition, during the Company's analyst call to discuss its fourth quarter results, Company management discussed this adjustment as part of its opening remarks; however, there were no follow up questions from the attendees on the call. The Company believes this is an additional indication that the adjustment was not material to the Company's investor base.

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 6


Note 10 - Commitments and Contingencies
---------------------------------------

Asbestos Litigation
-------------------

Comment 3:

We note that you specifically refer to National Economic Research Associates, Inc., as assisting you in projecting your future asbestos-related liabilities and defense costs, and Marsh Risk Consulting, as assisting you in projecting the insurance coverage for your asbestos-related claims. Please be advised that you are required to provide written consents of named experts when they are referred to in filings under the 1933 Act. Since your Form 10-K for the year ended January 2, 2005 is incorporated by reference into an open shelf registration statement, it should have included the required consents. Please revise future filings to include the consents of National Economic Research Associates, Inc. and Marsh Risk Consulting. Refer to Section 436(b) of Regulation C.

Response 3:

The Company acknowledges this comment and will revise future filings to include the consents of National Economic Research Associates, Inc. ("NERA") and Marsh Risk Consulting ("Marsh"). The Company has obtained the commitment of NERA to provide a consent, and is working with Marsh to obtain the same commitment. As of the date of this response letter, the Company expects to receive Marsh's commitment to provide a consent. If Marsh does not ultimately agree to provide a consent, the Company may be required to delete references to Marsh in future filings.

Note 11 - Business Segment and Geographic Information
-----------------------------------------------------

Comment 4:

We note that reportable segment determinations are subject to complex factors and management judgment, however, based on the information available to us, it is not clear how your reportable segments comply with the aggregation criteria set forth in paragraph 17 of SFAS 131 and EITF 04-10. Specifically, to aggregate operating segments into one reportable segment, the operating segments must have similar economic characteristics and meet all five of the additional aggregation criteria listed in SFAS 131. The similar economic characteristics, should be based on the factors used by the CODM, which you have indicated are sales trend rates and operating margins. We note the following regarding your operating segments:

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 7

     o Printed Circuit Materials reportable segment: It does not appear that Induflex polyester industrial laminates' sales trend rates and operating margins are consistent with High frequency laminates or Flexible printed laminates.

     o Polymer Materials and Components reportable segment: It does not appear that the operating segments you have aggregated have similar economic characteristics or products.

Please either revise your reportable segments taking into consideration the guidance contained in paragraphs 17-21 of SFAS 131, or provide us with a detailed analysis of how the operating segments you aggregate meet the similar economic characteristics and similar products criteria of paragraph 17 of SFAS 131.

Response 4:

While the Company believes that its current segment reporting complies with the aggregation criteria set forth in paragraph 17 of SFAS 131 and EITF 04-10, it acknowledges the Staff's comments in this letter and in previous letters and, upon revisiting this topic, the Company believes that recent and future planned changes in our business model and structure require further delineation of its reportable segments to add additional clarity and insight into its segment reporting. Therefore, in future filings, the Company will revise its reportable segments to reflect its revised segment structure.

The Company's revised reportable segments will include an additional reportable segment called "Other" that will aggregate the following operating segments: nonwoven composite materials, elastomer components, and Induflex polyester industrial laminates. These operating segments do not meet the quantitative thresholds set forth in Paragraph 18 of SFAS 131 as their reported revenue is not 10 percent or more of the combined revenue of all the operating segments, the absolute amount of their reported profit or loss is not 10 percent or more of the greater of the combined reported profit of all operating segments that did not report a loss or the combined reported loss of all operating segments that did report a loss, and their assets are not 10 percent or more of the combined assets of all operating segments. These quantitative characteristics are outlined in Attachment I to this letter. The operating segments that comprise this reportable segment share a majority of the characteristics set forth in Paragraph 17 of SFAS 131, discussed as follows.

Criteria A: "The nature of products and services"

The nature of the products and services that are included in this segment are no longer similar in nature. The segment is comprised of the following types of products:

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 8

     o Elastomer component products, which include floats for fill level sensing in fuel tanks, motors and storage tanks and elastomer rollers and belts for document handling in copiers, computer printers, mail sorting machines, and automated teller machines.

     o    Nonwoven  composite   materials  that  are  manufactured  for  medical
          padding,   industrial  prefiltration   applications,   and  consumable
          supplies in the lithographic printing industry.

     o Polyester based industrial laminates that are sold mostly to telecommunications and data communication cable manufacturers for shielding electromagnetic and radio frequency interference and to automotive component manufacturers for making flat, etched-foil heaters.

Criteria B: "The nature of the production process"

The products included in this segment share production processes that are similar in nature in that key raw materials are produced or purchased by the Company and then manufactured into components or materials. These processes include mixing or milling, pressing, forming, curing, molding, coating, and, finally, processing into its completed end-state.

Criteria C: "The type or class of customer for their products and services"

These operating segments share a similar type or class of customer for their products as the products that comprise this segment are sold principally to original equipment manufacturers and assemblers.

Criteria D: "The methods used to distribute their products or provide their services"

These operating segments use similar methods to distribute their products as almost all of these products are distributed by our worldwide sales force, with a very small portion distributed by other means, such as independent agents and distributors. The sales force is primarily structured by region and represents all product lines.

Criteria E: "If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities"

None of the operating segments in this reportable segment are governed by a particular regulatory environment, so this criterion is not applicable.

Based  on  the  quantitative   criteria  contained  in  Attachment  I,  and  the
qualitative criteria discussed above, the Company believes these operating segments are appropriately segregated into a single reportable segment.

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 9

The Company will also report a segment called "Electronic Custom Components" that will contain the Durel lamps and inverters and power distribution bus bars operating segments. These operating segments have similar economic characteristics as outlined in Attachment I, which include similar gross margins and similar operating margins, and are similar in each of the aggregation criteria contained in Paragraph 17 of SFAS 131, discussed as follows.

Criteria A: "The nature of products and services"

Durel lamps and inverters and power distribution bus bars are similar in nature in that each product is a custom designed electronic component tailored to the specific need of each of a wide range of applications. These component products also share similar compositions, as they are comprised primarily of polymers, adhesives, metals, dielectric materials and conductors, and other electrically conductive or insulating materials; and rely on capacitance as an important measure of product performance.

Criteria B: "The nature of the production process"

The products included in this segment share production processes that are similar in nature as these products are primarily manufactured in similar fashion in that key raw materials are purchased or produced by the Company and then manufactured into component form, unlike the Company's other operating segments, which produce material based products. The production processes for these component products share many common elements, including the following: coating, punching, slitting, crimping, stamping, etching, shearing, deburring, degreasing, bending, die cutting, soldering, screen printing, heat lamination, curing, connector bonding, electrical testing, and assembling. These products are typically sold in an end state that generally does not require any further processing as customers can use these components directly in assembling their products. These products also share common manufacturing facilities and operate under shared management of these common facilities.

Criteria C: "The type or class of customer for their products and services"

These operating segments share a similar type or class of customer for their products as the products that comprise this segment are sold principally to electronic subsystem assemblers and original equipment manufacturers primarily in the ground transportation and telecommunication markets.

Criteria D: "The methods used to distribute their products or provide their services"

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 10

These operating segments use similar methods to distribute their products as almost all of these products are distributed by our worldwide sales force, with a very small portion distributed by other means, such as independent agents and distributors. The sales force is primarily structured by region and represents all product lines.

Criteria E: "If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities"

None of the operating segments in this reportable segment are governed by a particular regulatory environment, so this criterion is not applicable.

Based on the quantitative criteria contained in Attachment I and the qualitative criteria discussed above, the Company believes these operating segments are appropriately aggregated into the "Electronic Custom Components" reportable segment.

The Company will no longer report a "Polymer Materials and Components" segment.

Form 10-Q for the Fiscal Quarter Ended October 2, 2005
------------------------------------------------------

Item 4. Controls and Procedures, page 26
----------------------------------------

Comment 5:

We note your disclosure that "except as discussed above, there were no changes in the Company's internal control over financial reporting . . ." Please confirm to us and revise in future filings, if correct, to clarify that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response 5:

In the Company's Form 10-Q for the quarter ended October 2, 2005, the Company disclosed that it was in the process of remediating the material weakness related to its deferred tax accounting and that the process was anticipated to be completed in the fourth quarter of 2005. To clarify its previous disclosure, there were no changes in the Company's internal control over financial reporting during the quarter ended October 2, 2005 that would have materially affected, or were reasonably likely to materially affect, its internal control over financial reporting. The controls that were being developed as part of the remediation process will be implemented for the Company's year-end financial statement close process. The Company will revise future filings accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

Ms. Nili Shah
Accounting Branch Chief
January 24, 2006
Page 11

In response to the Staff's comments, the Company acknowledges that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at 860-779-5578, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA, at 617-345-3740, with any comments or questions you may have.




                                              Very truly yours,

                                              /s/ Paul B. Middleton
                                              ---------------------
                                              Paul B. Middleton
                                              Acting Chief Financial Officer and
                                              Corporate Controller

cc:  Robert D. Wachob, President and Chief Executive Officer
     Robert M. Soffer, Vice President, Treasurer and Secretary
     Debra J. Granger, Director, Corporate Compliance and Control
     Ronald J. Pelletier, Financial Reporting Manager
     Tracey Houser, Staff Accountant, Securities and Exchange Commission Anne McConnell, Securities and Exchange Commission
     Sean Lynch, Ernst & Young
     Kevin Higgins, Ernst & Young
     Andrew J. Merken, Esq., Burns & Levinson LLP

CONFIDENTIAL TREATMENT REQUESTED BY PAUL B. MIDDLETON
(FOR HIGHLIGHTED INFORMATION CONTAINED HEREIN)

CODE: RRL-1

ATTACHMENT I
------------
Revised Segment Finanical Information
-------------------------------------

                                                            Net Sales                  Gross Margins          Operating Margins
                                              ---------------------------------  ------------------------  ----------------------
                                 % of 2005
                                 Fcst Sales   2005 Fcst       2004        2003   2005 Fcst  2004   2003    2005 Fcst 2004   2003
                                 ----------------------------------------------  ------------------------  ----------------------

High Performance Foams
 Segment
  Poron urethane foams            [ * ]%       $[ * ]      $[ * ]      $[ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%
  Bisco silicone foams              [*]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%
  Polyolefin foams (1)              [*]%        [ * ]       [ * ]       [ * ] [ * ]%   [ * ]%   [ * ]%    [ * ]%   [ * ]%   [ * ]%
                                 ---------------------------------------------
                                   27.3%       95,125      88,355      69,482

Printed Circuit Materials
 Segment
  High frequency laminates          [*]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%
  Flexible printed laminates        [*]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%
                                 ---------------------------------------------
                                   39.8%      138,436     169,964     104,978

Electronic Custom Components
  Durel lamps and inverters       [ * ]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%
  Power distribution busbars        [*]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%
                                 ---------------------------------------------
                                   23.2%       80,672      68,964      35,703

Other
  Nonwoven composite
   materials                        [*]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%
  Elastomer components              [*]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%    [ * ]%   [ * ]%   [ * ]%
  Induflex polyester
   industrial laminates             [*]%        [ * ]       [ * ]       [ * ]   [*]%     [*]%     [*]%      [*]%     [*]%     [*]%

                                 ---------------------------------------------
                                    9.7%       33,874      37,719      33,166
                                 ----------  --------    --------   ---------

    Total                         100.0%     $348,107    $365,002    $243,329
                                 ----------  --------    --------   ---------

------------------
(1) The Polyolefin technology was acquired on December 31, 2001. Since its acquisition, the Company determined that the technology could not meet its sales and profitability expectations and recorded an impairment charge on the assets related to the technology in the 2nd quarter of 2005. Since the charge was taken, the Company has restructured the business by eliminating unprofitable customers and scaling back operations with the intent of spending more time in developing new products using the polyolefin technology to grow the business and make it profitable.

[*]CONFIDENTIAL TREATMENT REQUESTED